

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 31, 2005

Mr. Michael B. Young
Vice President, Chief Financial Officer and
Treasurer
Whittier Energy Corporation
333 Clay Street, Suite 1100
Houston, TX 77002

> **Re:** **Whittier Energy Corporation**
> **Forms SB-2**
> **Filed August 9, 2005**
> **File Nos. 333-127321 and 333-127320**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **File No. 0-30314**

Dear Mr. Young:

We have reviewed the above filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Forms SB-2

1. Please update the financial statements reported in your registration statement.

Exhibits

2.   Please provide a signed consent from the independent accountants in your Exhibit 23.2.

3.   Please provide a currently dated consent from the independent accountants in your amendment.

Form 10-KSB for the Year Ended December 31, 2004

Risks of Oil and Gas Activities, page 7

4.   Please expand your disclosure to compare and contrast your discussion of discounted future revenues to the information and measures disclosed in your supplemental disclosures about oil and gas producing activities beginning on page F-32.

5.   Please remove your statements regarding SEC requirements.

Oil and gas reserves, page 14

6.   We note your disclosure of the present value of estimated future net revenues before income taxes. Please reconcile this disclosure to the information and measures disclosed in your supplemental disclosures about oil and gas producing activities beginning on page F-32 and include all disclosure required by Item 10(h) of Regulation S-B.

Financial statements

Consolidated Statements of Cash Flows, page F-7

7.   Please clarify the nature of the exploration costs that you have classified as a non-cash reconciling item from net income to operating cash flows. Refer to Item II.F.8(b) at the *Division of Corporation Finance's: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance* which can be located at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Note 1- Summary of Significant Accounting Policies

Principles of Consolidation and Combination, page F-11

8.   Please explain why you record your cost method investments at the lower of cost
        or market.

Accounts Receivable, page F-11

9.   Please explain why you carry your accounts receivable at fair value.

Oil and Gas Property and Equipment (Successful Efforts)

10.   Expand your disclosure to separately address your accounting policy for the
        amortization of acquisition costs apart from development costs. Refer to
        paragraphs 30 and 35 of SFAS 19.

11.   Compare and contrast your oil and gas property impairment policy to the
        requirements of SFAS 144. Additionally clarify what is the lowest level of
        identifiable cash flows that you use to evaluate and measure your assets for
        impairment.

12.   Clarify, if true, that your reference to amortized capital costs refers to unproved
        properties. Please expand your disclosure to separately address your accounting
        policy for the evaluation and measurement of unproved property impairment apart
        from proved properties. Refer to paragraph 28 of SFAS 19.

13.   Please expand your disclosure to clarify your accounting policy for proved and
        unproved property sales. Specifically address paragraphs 40 through 47 of SFAS
        19 in your response.

Management of Commodity Price Risk, page F-13

14.   Please revise your disclosure to clarify, if true, that you adopted SFAS 133.

Note 4 – Oil and Gas Properties, Equipment and Fixtures, page F-19

15.   We note that you have reported an asset retirement obligation as a separate line
        item in your disclosure of oil and gas properties. Please report this amount as a
        component of the specific asset category in you oil and gas properties to which it
        relates.

16.   Clarify the nature of your exploratory drilling projects and how you account for them. Specifically address paragraph 19 of SFAS 19 and FSP 19-1 in your response.

Note 6 – Notes Payable

Convertible Subordinated Note, page F-22

17.   Indicate whether or not the conversion price was equal to or greater than market at the time of issuance. Specifically address EITF 98-5 in your response.

Note 13 – Merger of WEC Acquisition, Inc and Whittier Energy Company, page F-30

18.   Please explain why it was appropriate to value the purchase price of the transaction using the net asset value method.

19.   Expand your disclosure to explain the presentation of shareholders equity and the continuity of the legal acquirer's capital structure. We note that the legal acquirer's shares were issued in the exchange transaction, please explain to us how this is reported in your statement of shareholders' equity.

Form 10-QSB for the Quarter Ended June 30, 2005

Financial statements, page 2

20.   We note that you have reported your financial statement amounts in thousands. Please conform your note disclosure to this presentation to avoid investor confusion.

Note 1. General, page 8

21.   Please support your conclusion that the full cost method of accounting is preferable. Specifically address SFAS 25 and FRR.T.406.01.d in your response. Compare and contrast this to your conclusions reached during 2003 after your transaction with Olympic Resources address the use of the successful efforts method, as disclosed on page F-11 of your December 31, 2004 Form 10-KSB.

Note 8. Oil and Gas Properties, Equipment and Fixtures, page 14

22.   Disclose how you account for capitalized interest. Refer to FIN 33.

23.   Please disclose how you account for partnership income and fees received for operating fees when you are the well operator. Specifically address Rule 4-10(c)(6) of Regulation S-X.

Item 3. Controls and procedures, page 28

24.   We note that you disclose that management has concluded that your disclosure controls were effective within 90 days before the filing of your quarterly report. Please indicate whether or not your disclosure controls were effective as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to Item 307 of Regulation S-B.

        Please amend the above registration statement and filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct questions on the comments regarding financial statements and related disclosure to Jill Davis at (202) 551-3683. Direct questions on other disclosure issues to Melinda Kramer at (202) 551-3726 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jill Davis
        Timothy Levenberg
        Melinda Kramer